

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


RECD S.E.C.
JUN 2 6 2003
1086

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____ to ______________

Commission File Number 1-12378

Profit Sharing Plan of NVR, Inc. and Affiliated Companies
(Full name of the Plan)

NVR, Inc.
7601 Lewinsville Road, Suite 300
McLean, Virginia 22102
(703) 761-2000
(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES

Index to Financial Statements

Independent Auditors' Report

Profit Sharing Trust Committee
NVR, Inc. and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

May 31, 2003

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statements of Net Assets Available for Plan Benefits
(dollars in thousands)

	December 31,	
	2002	**2001**
Assets		
Investments:		
Plan interest in master trust, at fair value	$ 132,439	$ 129,027
Loans to participants, at cost	3,408	3,275
Receivables:		
Employee contributions	-	-
Interest, dividend and other	101	279
Total receivables	101	279
Total assets	135,948	132,581
Liabilities		
Accounts payable and accrued expenses	-	-
Due to participants	222	330
Total liabilities	222	330
Net assets available for plan benefits	$ 135,726	$ 132,251

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002
(dollars in thousands)

Additions to net assets attributable to:

Plan interest in master trust – investment income	$ 4,783
Employee contributions	10,518
Total additions	15,301

Deductions from net assets attributable to:

Benefits paid to participants	(11,808)
Administrative expenses	(18)
Total deductions	(11,826)
Net increase	3,475
Net assets available for plan benefits at beginning of year	132,251
Net assets available for plan benefits at end of year	$ 135,726

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2002 and 2001
(dollars in thousands)

1. Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. ("NVR" or "the Company") and its affiliated companies (collectively, the "Sponsor"). The Plan is administered by a Profit Sharing Trust Committee (the "Plan Administrator"), which is designated by the Board of Directors of NVR, Inc. (the "Board") and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan Year begins each January 1st and ends each December 31st.

Contributions

The Plan includes a Voluntary Salary Deferment Program ("VSDP") which currently permits eligible Plan participants to defer from 1% to 13% of their current salary on a pre-tax basis into the Plan for investment. All funds, except for the Loan fund, are available for VSDP employee contributions. A participant's deferral was limited to a maximum contribution of $11.0 and $10.5 during 2002 and 2001, respectively. Participants may change their salary deferment percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship-conditions exist.

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan was amended to allow participants the option of making "catch-up" contributions to the Plan. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum "catch-up" contribution for 2002 was $1.

The discretionary annual Sponsor matching contribution, up to the first $0.5 contributed by the individual participants to the VSDP, is made in the form of Company stock to the NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan (the "ESOP Plan").

Vesting and Forfeitures

Each fund's income and expenses are allocated to participants daily in relation to their respective account balances. Employees vest in Company matching contributions contributed prior to December 31, 2001 at the rate of 20% per year beginning with the completion of their third year of service. Company matching contributions made after December 31, 2001 vest at the rate of 20% per year beginning with the completion of the employees second year of service. Full vesting is also attained if a participant retires due to total disability or upon reaching normal retirement age. Participants are fully vested at all times in their VSDP account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to the participants in the Plan as of December 31, based upon the proportion that the participant's compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $171 in 2002 were allocated to participant accounts in 2003.

Investment Options

The Company selects the number and type of investment options available. The Plan's recordkeeper ("Recordkeeper") is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their participant contributions. The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Such amounts remaining in the Plan as a result of deferred payments are subject to the monthly allocation of fund income and expenses. The deferred payments are not subject to the allocation of employer contributions or forfeitures.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant's total vested account balance. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% for Plan Years 2002 and 2001. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Sponsor.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date.

(dollars in thousands)

Investment Transactions and Valuation

Valuation of Investment Securities

In accordance with the policy of stating master trust investments at fair market value, net unrealized gains and losses are measured and recognized in the statement of changes in net assets available for plan benefits as the difference between the market value of investments remeasured at the financial statement date and the market value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year.

Investment Transactions

Purchase and sale transactions are recorded on a trade-date basis. Gains or losses on sales of investments are based on the change in market values since the beginning of the Plan Year, or their acquisition date if purchased during the Plan Year.

Participant loans receivable are valued at cost which approximates fair value.

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2002 and 2001, refunds of $222 and $330, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the statement of changes in net assets available for plan benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

3. Investments

The assets of the Plan are maintained in a master trust with the assets of the NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan. The Plan's share of changes in the trust and the value of the trust fund have been reported to the Plan by the trustees as having been determined through the use of fair values for all assets and liabilities. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. As of December 31, 2002 and 2001, the Plan's interest in the master trust was approximately 29% and 37%, respectively.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2002 and 2001
(dollars in thousands)

The following table presents the fair values of the investments in the master trust:

	December 31,	
	2002	2001
Investments at fair value:		
NVR, Inc. common stock	$ 376,957	$ 246,206
Investment in Registered Investment Companies	78,013	97,811
Other common stock	205	317
Interest-bearing cash	282	74
Total	$ 455,457	$ 344,408

The interests of each of the plans participating in the master trust net investment assets at December 31, 2002 and 2001 were as follows:

	2002	2001
NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan (100% interest in NVR, Inc. common stock)	$ 323,018	$ 215,381
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	132,439	129,027
Net investment assets in master trust	$ 455,457	$ 344,408

Investment income for the master trust for the year ended December 31, 2002 was as follows:

Net investment gain in appreciation of common stock	$ 149,391
Net investment loss in Registered Investment Companies	(17,187)
Interest	268
Dividends	1,855
	$ 134,327

The interests of each of the plans participating in the investment income in the master trust for the year ended December 31, 2002, was as follows:

NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$ 129,544
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	4,783
Investment income in master trust	$ 134,327

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2002 and 2001
(dollars in thousands)

The investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan's net assets each year, were as follows:

	December 31,	
	2002	2001
	Current Value	Current Value
Registered Investment Companies:		
Fidelity Equity Inc. II Fund	$ 20,892	$ 28,509
Fidelity Growth Company Fund	12,328	20,281
Managed Income Fund	16,940	14,901
Fidelity Balanced Fund	10,426	11,769
Spartan US Equity Index Fund	6,014	10,034
Employer securities:		
NVR, Inc. Common Stock	$ 53,939	$ 30,825

4. Tax Status

The Plan received its latest determination letter on February 17, 2000 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan administrator, the Plan and its underlying Trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

6. Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

7. Parties-In-Interest

At December 31, 2002 and 2001, Plan investments of $71,044 and $86,376, respectively, are with parties-in-interest as they are investment funds of the Trustee and Recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

NVR, Inc.

By: 

Dennis M. Seremet
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Independent Auditors' Consent
99.1	Certification of Plan Administrator pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 23.1

Independent Auditors' Consent

Profit Sharing Trust Committee
NVR, Inc. and Affiliated Companies:

We consent to the incorporation by reference in the registration statements (Nos. 333-29241 and 333-82756) on Form S-8 of NVR, Inc. of our report dated May 31, 2003, with respect to the statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies.

/s/ KPMG LLP

KPMG LLP
McLean, VA
June 25, 2003

Exhibit 99.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 11-K of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the "Plan") for the period ended December 31, 2002, as filed on the date hereof with the Securities and Exchange Commission, I, Dennis M. Seremet, Plan Administrator of the Plan, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. this Form 11-K for the period ended December 31, 2002 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in this Form 11-K for the period ended December 31, 2002 fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 26, 2003

By: 

Dennis M. Seremet
Plan Administrator, Profit Sharing Plan of NVR, Inc. and Affiliated Companies

A signed original of this written statement required by Section 906 has been provided to NVR, Inc. and will be retained by NVR, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.